B&G Foods, Inc.
Four Gatehall Drive
Parsippany, NJ 07054
Tel:	(973) 401-6500
Fax:	(973) 630-6550

VIA EDGAR AND FEDEX

October 11, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Karl Hiller
Branch Chief

Re:	B&G Foods, Inc.
Form 10-K for the Fiscal Year ended December 29, 2012
Filed February 26, 2013
File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated September 5, 2013 (the “Comment Letter”).

We appreciate the Staff granting our request to extend the Company’s deadline to respond to the Comment Letter to October 11th.  We have reviewed your comments carefully and set forth our response below.  For your convenience, we have included above our response, a copy in italics of the comment to which we are responding.

In response to the Staff’s request for certain materials, we are providing the requested materials in Appendices, which are being provided supplementally.  We are supplementally providing the Appendices to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934 as amended.  Appendices A through J, and the information contained thereon, are non-public and confidential and remain the property of the Company.  We hereby request that Appendices A through J, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Comment and Response:

Form 10-K for the Fiscal Year ended December 29, 2012

Note (1) Nature of Operations, page [53]

Organization and Nature of [Operations], page [53]

Quality Foods Since 1889

1.                                      It appears that you have identified only one operating and reportable segment.  However,  we note from President and Chief Executive Officer David L. Wenner’s March 22, 2011 letter to stockholders in your Annual Report that you “formalized [y]our brand management strategy around a tiered approach to [y]our brands, with each brand falling into one of three tiers and receiving focus and resources accordingly,” and that “the top two tiers […] receive the lion’s share of new product and new distribution resources, while Tier III is managed for more modest growth and profitability.”  We note many other references to your tiered approach in subsequent letters to stockholders, your July 18, 2013 press release, and your third and fourth quarter 2012 earnings conference call transcripts, including the questions and answers period.  Based upon your tiered approach, it appears that you may have more than one operating and reportable segment.

Please explain to us the basis for your segment reporting, including an analysis of your facts and circumstances and application of guidance in FASB ASC 280-10.  As part of your response, please include the following:

Having reviewed the referenced filings in light of the Staff’s comment, we continue to believe that our company’s filings comply with applicable disclosure requirements regarding segment reporting, including FASB ASC 280-10.  More specifically, as explained in the responses below, our company operates as one operating segment that engages in the manufacturing, marketing, selling and distributing of food and household products(1).

•                              An analysis of your determination of the Chief Operating Decision Maker function within your organization; identify your CODM or CODM team members and explaining how their responsibilities correlate with this function.

B&G Foods is managed by our president and chief executive officer, Mr. David L. Wenner, and an executive committee consisting of Mr. Wenner and B&G Foods’ executive vice presidents.  In addition to Mr. Wenner, the executive committee currently includes our company’s (1) executive vice president of finance and chief financial officer, (2) executive vice president of sales and marketing, (3) executive vice president of operations, (4) executive vice president of quality assurance and research & development, (5) executive vice president, general counsel, secretary and chief compliance officer, and (6) executive vice president of club sales(2).  Each executive officer reports directly to Mr. Wenner.

We consider our president and chief executive officer to be our chief operating decision maker (“CODM”) because Mr. Wenner has ultimate responsibility for performance

(1)       We believe that our household brands are included within our single operating segment for the same reason our food brands are included within that single operating segment.  In addition, even if our household products were deemed to be a separate operating segment from our food products, we do not believe that our two household brands would qualify as a reportable segment.  The consolidated net sales and consolidated assets of our household products are far below the quantitative thresholds set forth in ASC-280-10-50-12 and management does not believe that separate information about our company’s household products would be useful to readers of our financial statements.  Moreover, even if the household products did meet the quantitative thresholds set forth in ASC-280-10-50-12, we believe that the household products would qualify for aggregation with our food products in accordance with the aggregation criteria set forth in ASC-280-10-50-11.

(2)       Executive vice president of club sales is a newly created position as of October 7, 2013.

assessment and resource allocation.  Although we do have an executive committee that provides counsel to our CODM, it is Mr. Wenner who is responsible for allocating resources and assessing the performance of our business.

•                              An analysis of your determination of operating and reportable segments, identifying any operating segments that have been aggregated and, if applicable, the analysis you performed in concluding that aggregation is appropriate.

In reaching our conclusion that we have one operating segment, we considered, among other things, ASC 280-10-50-1 and ASC 280-10-50-6 through ASC 280-10-50-8.

ASC 280-50-10-1 states that, “[a]n operating segment is a component of a public entity that has all of the following characteristics:

a.                   It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.                   Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.                    Its discrete financial information is available.”

Our company has over 35 brands with a variety of products sold under each brand.  However, for the reasons stated below, we have determined that our brands and tiers of brands are not operating segments as they do not meet the second and third criteria under ASC 280-50-10-1.

Resources are Primarily Allocated on a Company-wide Basis.  In order to assess our financial performance our CODM establishes adjusted EBITDA targets for our company in its entirety and not by customer, geography, brand or tier of brand.  Likewise, financial performance is primarily measured by our company’s results as a whole.  Although our board of directors and CODM do review a variety of information, including net sales and allocated EBITDA by brand and in some cases, tier of brands, neither our board of directors nor our CODM makes resource allocation decisions by brand or tier of brands.  For example, allocation decisions with respect to corporate overhead, capital spending and trade spending are made without reference to brand or tier of brands.  Trade spending decisions (our most significant resource allocation excluding acquisitions) are made on a customer by customer and sku by sku basis in response to competitive market forces and are not made on a brand or tier basis.  Our CODM receives complete financial information with respect to balance sheet, profitability and cash flows only at the consolidated level. Cash, debt and financing decisions are controlled centrally and final decisions regarding the allocation of resources are made by the CODM on a consolidated basis and on a project by project basis, based upon the economics of each project and the need for his approval based upon company policy.  Capital spending remains generally consistent from year to year.  It is not allocated on a brand or tier basis and is instead allocated by facility and most pressing needs.  And because our personnel are not organized by brand or tier, resources for corporate overhead are not allocated based upon brand or tier.  Requests for additional staffing are submitted and approved by our CODM by functional area and not by brand or tier of brands.  As noted in the response to the next bullet point, the only resources that are allocated based upon tiers are traditional discretionary advertising and marketing spending (which excludes trade spending); however, those allocation decisions are not made by our CODM.

Discrete Financial Information as to Expenses is not Available by Brand or Tier.  Although our CODM and board of directors do receive certain reports that show adjusted EBITDA and expense items for individual brands, these amounts are comprised of numerous corporate allocations based upon various subjective assumptions and do not accurately reflect what those adjusted EBITDA or expense items would be if the brands were in fact operated by our company as separate segments.  For example, most of our manufacturing facilities produce products for more than one brand and as a result, manufacturing, labor and overhead; delivery; and warehouse amounts shown in internal reports are allocations that do not reflect specific costs attributable to particular brands or tiers of brands.  As a result, our CODM does not use the allocated adjusted EBITDA or allocated expense information to make resource allocation decisions.

Our Company does not have Individual Managers Responsible for EBITDA, Profitability or Cash Flows by Particular Brand or Tier of Brands. ASC 280-10-50-6 states, in relevant part, that “a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” And ASC 280-10-50-7 states, in relevant part, that “[g]enerally an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment . . .”  We do not have managers with overall responsibility for individual brands or tiers of brands who regularly report to our CODM.(3)  Because the nature of our brands and tiers of brands are similar, B&G Foods is organized by functional responsibility, not brand or tier of brand.  Accordingly, there is no segment manager for any brand or tier of brand.  Members of senior management have responsibilities for all of our brands and tiers of brands, such that the responsibility for each brand and tier of brands is substantially disaggregated among the business functions.  No single person is solely responsible for the EBITDA, profitability or cash flows of a particular brand or tier of brands.  In part for this reason, our annual and long-term incentive awards for management level employees are based upon our adjusted EBITDA and excess cash flow on a consolidated company-wide basis and not by brand or tier of brands.

(3)       We note that the brand managers described in our response in the last bullet point below are not segment managers for purposes of ASC 280-10-50-7 as they do not have overall P&L responsibility for their brands or any tier of brands and instead are marketing managers, primarily focused on increasing sales through brand marketing, product packaging and product labeling.

In concluding that we operate as one segment, we also considered, among other things, the following factors:

Organizational Structure.  As described above, B&G Foods has a centralized management structure that is based upon functional area and not by brands or by tiers of brands.  Neither our corporate manufacturing personnel located at our headquarters nor our manufacturing facilities are organized by brand or tiers of brands and decisions about whether to self-manufacture or have products co-manufactured are not based upon brand or tiers of brands.  Even in the case of our sales function, managers are generally structured by customer and geography and not by brands or tier of brands.  As detailed in the organizational chart being provided to the Staff supplementally as Appendix A, there are no executive officers or vice presidents with specific brand or tier responsibility.

Performance Evaluations are Primarily Based upon Consolidated Results.  We note that (i) our board of directors, CODM and compensation committee each evaluates financial performance primarily on a consolidated basis; (ii) our annual bonus plan and long-term incentive compensation program are based upon consolidated financial results; and (iii) our acquisition strategy, which is our company’s primary strategy for achieving growth, is based upon growing our company’s net sales, adjusted EBITDA and cash flows on a consolidated basis instead of growing net sales, adjusted EBITDA and cash flows for any particular brand or tier of brands.

System Generated Reports do not Reflect Tiers.  None of our company’s systems generate reports based upon brand tier results.  Reports showing results by tier of brands, which are produced for the limited purposes set forth in our response to the next bullet point, are all manually created.  As a result, the most frequent reports generated for each department and our CODM do not break out sales, expenses or other financial performance measures by tier.  See for example the sample daily and weekly sales reports supplementally provided as Appendices B and C, distributed to senior managers, including the CODM.  It should also be noted, that in those manually generated reports that show allocated EBITDA and allocated expenses by tier, those financial measures are not prepared on a tier basis but instead are sum totals of the EBITDA and expenses for the individual brands within each tier.  And as noted above, those EBITDA and expense amounts are comprised of numerous subjective allocations and do not reflect specific identification of costs necessary to make resource allocation decisions.

Although we believe that we operate as a single operating segment, if one were to conclude that each of our three tiers of brands should be considered separate operating segments, it is our belief that in accordance with ASC-280-10-50-11 and as further described below, we would still have only one reportable segment, because our company would aggregate the brands into one reportable segment based on similar economic characteristics; products; production processes; types or classes of customers; distribution methods; and regulatory environment.

•                              An analysis of the significant public references to your tiered approach, relative to your internal organizational structure and the segment disclosure requirements.

As the Staff correctly noted, Mr. Wenner does from time to time speak to our three tiers of brands and a tier brand management strategy.  Mr. Wenner does so to highlight that we generally attempt to focus our discretionary advertising and marketing spending and our new product development efforts (which in general consists of line extensions rather than R&D resource intensive new product concepts) on our tier I and tier II brands.  But Mr. Wenner is not talking about our overall allocation of resources.  As stated in our responses above and below, our staffing is not organized by tier of brands and with the exception of discretionary advertising and marketing spending, we do not allocate resources by brand or tier of brand (and even in the case of discretionary advertising and marketing spending, decisions as to the allocation of spending among brands and tiers of brands are not made by our CODM).  Discretionary advertising and marketing spending constitutes a minor portion of the consolidated resources we deploy to support our business.  Of our $128.2 million of overall trade and consumer marketing spending for 2012, our advertising and marketing spending constituted only $11.9 million (or 9%).  For comparison, our trade spending represented $100.2 million (or 78%) of our total trade and consumer marketing spending for 2012.  See Appendix D, which is provided to the Staff supplementally.  And, as noted above, trade spending decisions are made on a customer by customer and sku by sku basis in response to competitive market forces and are not made on a brand or tier basis.

•                              A copy of the 2012 interim and annual financial information, covering all business activities and operating results (e.g., historical financial information, financial forecasts, presentations, etc.,), provided or made available to your CODM, plus any additional reports upon which your CODM may have relied upon in making resource allocation decisions and assessing performance.

The requested information is being provided supplementally to the Staff as Appendices E, F and G.

•                              A copy of all information provided to your board of directors covering business activities and operating results for 2012 which was not also provided to your CODM, and explanation of how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6.

The requested information is being provided supplementally to the Staff as Appendix H.  We believe that the information provided to our board of directors, as evidenced by Appendix H, is consistent with our belief that our company operates as one operating segment that engages in the manufacturing, marketing, selling and distributing of food and household products.  Consistent, with ASC 280-10-50-6, although our Board of directors and CODM receive reports in which our business activities are presented in a variety of different ways, we believe that other factors indicate that we operate as one segment.  For example the nature of each of our brands is so similar that the three tiers, even if they were deemed to be separate operating segments, have similar economic characteristics (in terms of pricing, price elasticity, and the impact on the brands of general market and economic conditions, etc.), and meet the aggregation criteria set forth in ASC-280-10-50-11.  Among other things, all three tiers of brands are similar in all of the following areas:

(a)         The nature of the products — (All of our products are substantially similar in nature);

(b)         The nature of the production processes — (The production process for each of our brands is substantially similar);

(c)          The type or class of customer for the products — (All three tiers of brands are sold to the same class of customers and in most cases, to the exact same customers and are included on a single invoice).

(d)         The methods used to distribute the products — (Our method of distribution is the same for all of our products, including all three tiers.  Products from all three tiers are stored in the same warehouses and are distributed on the same trucks to the same customer warehouses.); and

(e)          The nature of the regulatory environment — (All of our food products are regulated by the FDA and/or USDA and there is no distinction in regulation based upon our tiers).

In addition, we do not have managers that are responsible for the three tiers from time to time referenced by Mr. Wenner.  And most importantly, after our board of directors reviews the information provided to it, our board does not make performance evaluations or approve resource allocations based upon the various different ways our business activities are presented, but instead makes such evaluations and approvals of allocations based on our consolidated results, which are the primary focus of the reports provided to our board.

•                              A description of your performance assessment and budgeting processes, including the participation and roles of your CODM or CODM team, Mr. Wenner, your Board of Directors, and your executive vice presidents.

As noted above, our board of directors, compensation committee and CODM evaluate our company’s performance primarily on a consolidated basis.  For example, our company’s annual bonus plan for our executive officers and other members of senior management are based upon our company’s adjusted EBITDA on a consolidated basis.  Likewise, our company’s performance share long-term incentive awards for executive officers and other members of senior management are based upon our company’s excess cash flow, also on a consolidated basis.

Likewise, budgeting decisions are made on a consolidated basis rather than by brand or by tier of brands.  For example, included as Appendix I, which is provided to the Staff supplementally, are the materials that were presented to our board of directors at meetings held on October 18, 2011 and October 16, 2012 with respect to our company’s 2012 and 2013 budgets.  As you will note, the materials do include net sales projections by brand and by tier of brands.  However, the materials provided to our board as part of its annual review of our budget present all of our expenses, net income and adjusted EBITDA only on a consolidated basis.

In general, our budget each year is built on the premise that our company’s consolidated net sales will grow modestly, with some of our brands experiencing modest growth and some experiencing modest declines.  Our company’s management is in a much better position to project net sales for our entire portfolio of brands than for any individual brand or tier of brands.  As a result, the budget information that is reviewed by our board of directors does not show the allocation of sales and marketing resources by brand or tier of brand but instead the budgeted sales and marketing resources are shown in the aggregate.  Likewise, our CODM does not allocate resources to our executive vice president of sales and marketing and our vice presidents of marketing based upon tiers of brands.

•                              A summary of the actual resource allocation decisions that were made by your CODM or CODM team as a result of the 2012 interim and annual performance assessment and budgeting meetings.

As discussed above, for 2012 our CODM did not make resource allocation decisions by brand, tier of brands, or any other grouping of brands.  Instead, all resource allocation decisions by Mr. Wenner for 2012 were made on a consolidated basis.  For example, for 2012 our vice president of marketing (who at that time was our only vice president of marketing), was given an aggregate amount of money to spend for discretionary advertising and marketing.  Such amount was determined by the CODM after reviewing prior year net sales and adjusted EBITDA and projected net sales and adjusted EBITDA, in each case on a consolidated basis.  Typically the discretionary advertising and marketing budget is fairly consistent with the prior year discretionary budget, with proportional adjustments made for projected changes in consolidated net sales.  Mr. Wenner did not allocate or approve the discretionary marketing budget for 2012 by brand or tier of brand.  Mr. Wenner also considers requests for discretionary marketing spending, which are presented on an aggregate basis or in some cases on a project by project basis but generally not by tier of brands.

•                              A detailed organization chart showing titles and names of your executives, vice presidents and others responsible for brand management within the tiered groups that were identified, including those who report to your CODM.

As indicated by the organization chart supplementally provided to the Staff as Appendix A, our personnel are not organized by brand or tier of brands.  We do not have any individuals who are solely responsible for all tier I brands, all tier II brands or all tier III brands.  Instead, all of our company’s executive vice presidents and vice presidents are responsible for all three tiers of brands.  In addition, our brand managers are not organized by tiers.  In most cases, our brand managers are responsible for brands in more than one tier and in some cases responsible for brands from all three tiers.  See the brand manger responsibility chart supplementally provided to the Staff as Appendix J.

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In addition, as requested in the Comment Letter, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                              the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (973) 630-6406.

Sincerely,

/s/ Scott E. Lerner

Scott E. Lerner
Executive Vice President, General Counsel and Secretary

cc:        Michael Fay, Staff Accountant (SEC)

Kimberly Calder, Assistant Chief Accountant (SEC)

David L. Wenner, President and Chief Executive Officer

Robert C. Cantwell, Executive Vice President of Finance and Chief Financial Officer

Kenneth Pressler, Corporate Controller